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                                                  SEC USE ONLY
                                                  DOCUMENT SEQUENCE NO.
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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1(a) NAME OF ISSUER (Please type or print)

FIRST FINANCIAL FUND, INC.

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(b) IRS IDENT. NO.

13-3341573

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(c) S.E.C. FILE NO.

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1(d) ADDRESS OF ISSUER

2344 Spruce Street, Suite A, Boulder, CO  80302

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(e) TELEPHONE NO.

303-444-5483

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2(a) NAME OF PERSON FOR WHOSE ACCOUNT SECURITIES ARE TO BE SOLD

MILDRED B. HOREJSI TRUST

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(b) IRS IDENT. NO.

13-6196158

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(c) RELATIONSHIP TO ISSUER

10% STOCKHOLDER

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(d) ADDRESS

3301 C Street, Anchorage, AK  99503

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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.


3(a)            (b)                     SEC USE  (c)          (d)          (e)                 (f)              (g)
Tile of the     Name and Address of     ONLY     Number of    Aggregate    Number of Shares    Approximate      Name of Each
Class of        Each Broker Through     Broker-  Shares or    Market       or Other Units      Date of Sale     Securities
Securities      Whom the Securities     Dealer   Other Units  Value        Outstanding         (See inst. 3(f)) Exchange
to be Sold      are to be Offered       File     to be Sold   (See instr.  (See instr. 3(e))   (MO. DAY YR.)    (See instr. 3(g))
                or Each Market          Number   (See instr.  3(d))
                Maker who is                     (3(c))
                Acquiring the
                Securities
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Common stock   E*Trade Securities LLC            102,722                    28,061,897          12/14/2006         NYSE
               671 N. Glebe Road, 11th Floor
               Arlington, VA  22203
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INSTRUCTIONS:

1.   (a) Name of issuer
     (b)  Issuer's I.R.S. Identification Number
     (c)  Issuer's S.E.C. file number, if any
     (d)  Issuer's address, including zip code
     (e)  Issuer's telephone number, including area code

2.   (a)  Name of person for whose account the securities are to be sold
     (b) Such person's I.R.S. identification number, if such person is an entity
     (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
     (d)  Such person's address, including zip code

3.   (a)  Title of the class of securities to be sold
     (b) Name and address of each broker through whom the securities are intended to be sold
     (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
     (f)  Approximate date on which the securities are to be sold
     (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                         TABLE I - SECURITIES TO BE SOLD
    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                  Name of Person
Title of      Date You   Nature of                from Whom Acquired         Amount of               Date of
the Class     Acquired   Acquisition Transaction  (If gift, also give date   Securities Acquired     Payment      Nature of Payment
                                                  donor acquired)
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Common Stock  12/30/05 Dividend paid in stock     Dividend paid in stock      102,722                12/30/05     See Footnote 1


                                                                     Total    102,722

Footnote 1. The securities were received as a consequence of the Company's dividend, which was paid in stock on December 30, 2005.


INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.


              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
          Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for
                  whose account the securities are to be sold.


Name and Address of Seller     Title of Securities Sold    Date of Sale  Amount of Securities  Gross Proceeds
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Mildred B. Horejsi Trust
3301 C Street
Anchorage, Alaska  99503       See Exhibit to this Table II


Exhibit to Table II - Securities Sold during Prior 3 Months

Mildred B. Horejsi Trust - Notice of Proposed Sale of First Financial
Fund, Inc.

                                                        Amount of
Title of Securities Sold        Date of Sale         Securities Sold  Gross Proceeds
------------------------------- ------------------  ---------------- ----------------

Common Stock                       9/14/2006             1,500        25,564.22
Common Stock                       9/15/2006               900        15,361.53
Common Stock                       9/15/2006               200         3,419.90
Common Stock                       9/15/2006             1,300        22,258.32
Common Stock                       9/18/2006             5,000        85,637.38
Common Stock                       9/18/2006               575         9,833.70
Common Stock                       9/19/2006             9,938       170,113.34
Common Stock                       9/20/2006             1,545        26,455.04
Common Stock                       9/20/2006             2,755        47,099.06
Common Stock                       9/20/2006             2,200        37,696.85
Common Stock                       9/21/2006             5,300        90,577.60
Common Stock                       9/21/2006               500         8,544.74
Common Stock                       9/21/2006             2,816        48,198.44
Common Stock                       9/22/2006             2,700        46,042.70
Common Stock                       9/22/2006                22           376.19
Common Stock                       9/22/2006               978        16,683.95
Common Stock                       9/25/2006             3,000        51,138.43
Common Stock                       9/25/2006             2,000        34,179.14
Common Stock                       9/25/2006             1,600        27,365.16
Common Stock                       9/26/2006             3,200        54,740.32
Common Stock                       9/26/2006             2,827        48,330.22
Common Stock                       9/26/2006             2,184        37,378.94
Common Stock                       9/27/2006             6,200       107,237.26
Common Stock                       9/27/2006             1,400        24,171.26
Common Stock                       9/27/2006             1,000        17,259.95
Common Stock                       9/27/2006             1,513        26,148.97
Common Stock                       9/28/2006             3,438        59,431.20
Common Stock                       9/29/2006             6,900       118,973.68
Common Stock                       9/29/2006             1,500        25,850.11
Common Stock                       9/29/2006             1,000        17,259.47
Common Stock                       9/29/2006               380         6,560.00
Common Stock                       10/2/2006             3,500        60,423.15
Common Stock                       10/2/2006             1,200        20,689.73
Common Stock                       10/2/2006             1,500        25,924.21
Common Stock                       10/3/2006             1,000        17,249.48
Common Stock                       10/3/2006             3,000        51,738.42
Common Stock                       10/3/2006             1,000        17,190.20
Common Stock                       10/4/2006             3,589        62,041.91
Common Stock                       10/4/2006             1,000        17,250.73
Common Stock                       10/4/2006               700        12,065.59
Common Stock                       10/4/2006             2,500        43,088.68
Common Stock                       10/5/2006             5,300        91,624.19
Common Stock                       10/5/2006               280         4,842.26
Common Stock                       10/6/2006             4,720        81,785.09
Common Stock                       10/6/2006             1,200        20,809.37
Common Stock                       10/6/2006             5,127        88,991.99
Common Stock                       10/6/2006             5,627        97,784.26
Common Stock                       10/6/2006               146         2,541.78
Common Stock                      10/10/2006             3,006        53,194.57
Common Stock                      10/10/2006               953        16,790.88
Common Stock                      10/11/2006            11,994       212,267.29
Common Stock                      10/11/2006             1,500        26,509.19
Common Stock                      10/11/2006             1,000        17,749.46
Common Stock                      10/12/2006             6,014       105,823.15
Common Stock                      10/12/2006             4,000        70,067.85
Common Stock                      10/12/2006             4,000        70,159.19
Common Stock                      10/12/2006             4,486        78,751.75
Common Stock                      10/26/2006             5,100        92,073.20
Common Stock                      10/26/2006             4,000        71,987.79
Common Stock                      10/26/2006             2,000        36,088.90
Common Stock                      10/26/2006             1,100        19,877.46
Common Stock                      10/26/2006             1,400        25,287.25
Common Stock                      10/26/2006             3,200        57,354.96
Common Stock                      10/26/2006             3,000        53,688.36
Common Stock                      10/27/2006             7,000       124,926.17
Common Stock                      10/30/2006             4,000        71,387.81
Common Stock                      10/31/2006             7,700       136,660.81
Common Stock                      10/31/2006               100         1,775.94
Common Stock                       12/5/2006             5,000        86,737.84
Common Stock                       12/5/2006             5,000        86,837.34
Common Stock                       12/6/2006             5,000        78,587.59
Common Stock                       12/6/2006             5,000        78,687.59
Common Stock                       12/6/2006             5,000        78,787.59
Common Stock                       12/6/2006             9,700       153,041.31
Common Stock                       12/6/2006               300         4,726.86
Common Stock                       12/6/2006             5,000        78,837.58
Common Stock                       12/7/2006             5,000        78,587.59
Common Stock                       12/7/2006            10,000       157,475.18
Common Stock                       12/7/2006             5,000        78,887.58
Common Stock                       12/7/2006             5,000        78,987.58
Common Stock                       12/7/2006             5,000        79,037.58
Common Stock                       12/8/2006             5,275        83,480.70
Common Stock                       12/8/2006               250         3,952.38
Common Stock                       12/8/2006             1,375        21,728.09
Common Stock                       12/8/2006               600         9,457.71
Common Stock                       12/8/2006             2,397        37,631.74
Common Stock                       12/8/2006               103         1,608.09
Common Stock                       12/13/2006               90         1,393.15
Common Stock                       12/13/2006            4,600        71,103.82

                              TOTAL                    278,003     4,717,924.98




REMARKS:




INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.




    12/14/2006                               Mildred B. Horejsi Trust
                                            /s/ Stephanie Kelley
---------------------            -----------------------------------------
   Date of Notice                       Stephanie Kelley, Secretary,
                                        Badlands Trust Company, LLC, trustee

    The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
     Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).